Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 30, 2016 (except for the effects of the change in classification described in Note 2 - Change in Classification and the changes in presentation of segment information described in Note 2 – Segment Information and in Note 13, as to which the date is March 13, 2017) with respect to the consolidated financial statements of Green Brick Partners, Inc. and subsidiaries included in the Annual Report on Form 10-K for the year ended December 31, 2017, which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in this Registration Statement, and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

Dallas, Texas
March 12, 2018